3 Cascade Plaza
Akron, Ohio 44308
(330) 996-6300

September 30, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Mr. Gus Rodriguez

Re: FirstMerit Corporation
Annual Report on Form 10-K for the fiscal year ended December 31, 2012
Filed February 28, 2013
File No. 001-11267

Dear Mr. Rodriguez:

This letter is in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter dated September 17, 2013 related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Annual Report”) filed by FirstMerit Corporation (the “Corporation”). For your convenience, we have repeated your comment immediately prior to the Corporation's response. In addition, the Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2013 is anticipated to be filed on or before November 12, 2013 and the disclosure below will be reflected in such Quarterly Report and in other filings, to the extent applicable.

Form 10-K for the fiscal year ended December 31, 2012

Note 4---Investment Securities, page 106

1.
You have investments of over $543 million in U.S. states and political subdivision that comprise 33% of your shareholders' equity at December 31, 2012. Please provide us proposed revised disclosure to be included in future periodic reports that:

•	disclose the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

•	disclose the nature and primary revenue sources for your special revenue bonds;

•	disclose any concentrations in state, municipal and political subdivision bonds;

•
disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different that you internal analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.
Response:
The Corporation's U.S. states and political subdivisions portfolio is composed of general obligation bonds issued by a highly diversified number of states, cities, counties, and school districts. As of December 31, 2012, the aggregate fair value of the Corporation's general obligation bonds was $20.0 million more than its amortized cost. Additionally, the aggregate fair value of the Corporation's general obligation bonds was greater than $10.0 million in twelve of thirty-six U.S. states in which it holds investments. The amortized cost and fair value of the Corporation's portfolio of general obligation bonds as of December 31, 2012 are summarized by U.S. state in the table below.

($ in thousands)	December 31, 2012
U.S. State	# of Issuers	Average Issue Size, Fair Value	Amortized Cost	Fair Value
Ohio	127	$1,167	$144,789	$148,264
Illinois	42	1,366	55,207	57,365
Pennsylvania	55	970	51,932	53,348
Texas	53	931	47,613	49,326
Wisconsin	28	1,096	28,572	30,687
Minnesota	40	719	27,348	28,756
New Jersey	33	856	26,541	28,232
Michigan	22	1,233	26,104	27,130
Washington	22	907	18,976	19,958
Missouri	10	1,482	13,809	14,815
New York	18	639	11,027	11,507
California	11	930	9,734	10,231
Other	85	1,040	61,047	63,034
Total general obligation bonds	546	$994	$522,699	$542,653

The Corporation owns one revenue bond with an estimated fair value of $0.6 million and an amortized cost of $0.5 million as of December 31, 2012. This bond was purchased in 1999, prior to the Corporation adopting an internal investment policy prohibiting purchases of revenue bonds.

The Corporation's investment policy states that municipal securities purchased are to be investment grade and allows for a 20% maximum portfolio concentration in municipal securities with a combined individual state to total municipal outstandings equal to or less than 25%. A municipal security is investment grade if (1) the security has a low risk of default by the obligor, and (2) the full and timely payment of principal and interest is expected over the anticipated life of the instrument. The fact that a municipal security is rated by one nationally recognized credit rating agency is indicative, but not sufficient evidence, that a municipal security is investment grade. In all cases, the Corporation considers and documents within a security pre-purchase analysis factors such as capacity to pay, market and economic data, and such other factors as are available and relevant to the security or issuer. Factors to be considered in the ongoing monitoring of municipal securities and in the pre-purchase analysis include soundness of budgetary position, and sources, strength, and stability of tax or enterprise revenues. The Corporation also considers spreads to U.S. Treasuries on comparable bonds of similar credit quality, in addition to the above analysis, to assess whether municipal securities are investment grade. The Corporation performs a risk analysis for any security that is downgraded below investment grade to determine if the security should be retained or sold. This risk analysis includes, but is not limited to, discussions with the Corporation's credit department as well as third party municipal credit analysts and review of the nationally recognized credit rating agency's analysis describing the downgrade.

The Corporation's evaluation of its municipal bond portfolio at December 31, 2012 did not uncover any facts or circumstances resulting in significantly different credit ratings than those assigned by a nationally recognized credit rating agency.

****
In connection with the above response, the Corporation acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Corporation believes that the foregoing explanations and proposed revisions are responsive to your comments. If you need any additional information, please contact me at (330) 384-7534 or Nancy Worman at (330) 849-8998.

Very truly yours,

/s/ Terrence E. Bichsel
Terrence E. Bichsel, Senior Executive Vice President and Chief Financial Officer
FirstMerit Corporation
III Cascade Plaza, 7th Floor
Akron, OH 44308

September 30, 2013

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